Ex99.77

DEFI TECHNOLOGIES INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020

Dated: March 31, 2021

TABLE OF CONTENTS

EXPLANATORY NOTES AND CAUTIONARY STATEMENTS	III
CORPORATE STRUCTURE	1
GENERAL DEVELOPMENT OF THE BUSINESS	1
DESCRIPTION OF THE BUSINESS	5
RISK FACTORS	7
DIVIDENDS	13
DESCRIPTION OF SHARE CAPITAL	13
MARKET FOR SECURITIES	14
ESCROWED SECURITIES	15
DIRECTORS AND OFFICERS	15
PROMOTER	17
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	17
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	18
TRANSFER AGENT AND REGISTRAR	18
MATERIAL CONTRACTS	18
INTERESTS OF EXPERTS	18
ADDITIONAL INFORMATION	18

EXPLANATORY NOTES AND CAUTIONARY STATEMENTS

Explanatory Notes

In this Annual Information Form (the “AIF”), the term “Company” refers to DeFi Technologies Inc. and its subsidiaries as a whole, unless otherwise specified or the context otherwise requires.

Information contained in this AIF is given as of December 31, 2020, the financial year end of the Company, unless otherwise specifically stated.

Unless otherwise indicated, all currency amounts in this AIF and references to “$” are stated in Canadian dollars.

Market and industry data used throughout this AIF was obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects.

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2020. The financial statements and management’s discussion and analysis are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards.

Caution Regarding Forward-Looking Information

This AIF contains “forward-looking information” within the meaning of that term under Canadian securities laws. This information relates to future events or future performance and reflects the Company’s expectations and assumptions regarding such future events and performance. In particular, all statements, other than statements of historical facts, included in this AIF that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future contain forward-looking information, including but not limited to, statements with respect to:

•
financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses;

•	details and expectations regarding the Company’s investment strategy;
•	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry;
•	expectations regarding revenue growth due to changes in the Company’s investment strategy;
•	expansion and growth of the Company’s DeFi ETN, DeFi Ventures, DeFi Treasury and DeFi Governance business lines;
•	investment performance of ETNs, DeFi protocols and portfolio companies that the Company has invested in;
•	requirements for additional capital and future financing options;
•	publishing and marketing plans;
•	the availability of attractive investments that align with the Company’s investment strategy;
•	future outbreaks of infectious diseases like the novel coronavirus (“COVID-19”);
•	the impact of climate change; and
•	other expectations of the Company.

Forward-looking information can be identified by the use of words such as, but not limited to, “plans”, “expects”, “project”, “predict”, “potential”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking information involves various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Important factors that could cause actual results to differ materially from the Company’s expectations are described in the Company’s documents filed from time to time with the applicable regulatory authorities and such factors include, but are not limited to, risks related to investment performance, minority investments, market fluctuations, fluctuations in commodity prices, uncertainties relating to the availability and costs of financing needed in the future, the strength of the global economy and financial system, foreign exchange fluctuations, competition, social, political, environmental and economic risks in the countries in which the Company’s investment interests are located, risks inherent to the cannabis and DeFi industry, risks inherent to the mining industry, risks inherent to the technological industry, including the emergence of disruptive technologies and other risks described herein including under the heading “Risk Factors – Risks Relating to the Business and Industry of the Company”.

When relying on forward-looking information to make decisions, readers should ensure that the preceding information, the risks and uncertainties described in “Risk Factors” and the other contents of this AIF are all carefully considered. The forward-looking information contained herein is current as of the date of this AIF, and, except as may be required by applicable law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking information contained herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any information is based. Readers should not place undue importance on such forward-looking information and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s public filings available under its profile on SEDAR at www.sedar.com and at www.aequitasneo.com.

With regard to all information included herein relating to companies in the Company’s investment portfolio, the Company has relied on information provided by the investee companies and on publicly available information disclosed by the respective companies.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated in British Columbia pursuant to the Company Act (British Columbia) (the “BCCA”) under the name “Western Premium Resource Corp.” on April 14, 1986. On August 29, 1997, the Company filed a certificate of change of name under the BCCA and changed its name to “Zodiac Exploration Corp.” On December 18, 1998, the Company filed a certificate of change of name under the BCCA and changed its name to “Donnybrook Resources Inc.” On August 13, 2003, the Company filed a certificate of change of name under the BCCA and changed its name to “Rodinia Minerals Inc.” On November 3, 2009, the Company was continued under the Business Corporations Act (Ontario) (the “OBCA”), and on June 15, 2010, the Company filed articles of amendment under the OBCA and changed its name to “Rodinia Lithium Inc.” On August 16, 2016 the Company filed articles of amendment under the OBCA and changed its name to “Routemaster Capital Inc.” The common shares of the Company (the “Common Shares”) began trading on the TSX Venture Exchange (the “TSXV”) on June 30, 2010. The Company sold its sole subsidiary on December 29, 2015 and completed a change of business (“COB”) to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. On January 19, 2021, the Common Shares were uplisted to trade on the NEO Exchange Inc. (“NEO”), and on February 26, 2021, the Company filed articles of amendment under the OBCA and changed its name to “DeFi Technologies Inc.” The Company’s head office and registered office is located at 65 Queen Street West, 9th Floor, Toronto, Ontario, Canada, M5H 2M5.

As of the date of this AIF, the Company holds 100% of the issued and outstanding shares of DeFi Holdings Inc. (“DeFi Holdings”), 100% of the issued and outstanding shares of DeFi Holdings (Bermuda) Inc., 100% of Electrum Streaming Inc. and 20% of Valour Structured Products Inc. (“Valour”) The following is an organizational chart illustrating the inter-corporate relationships between the Company and its subsidiaries and the jurisdiction of organization of each such entity, as at the date hereof:

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a publicly listed company on the NEO Exchange trading under the symbol “DEFI”. The Company makes use of the experience, expertise and opportunity flow of its management, Advisory Board (as defined below) and board of directors (the “Board”) to opportunistically make investments that the Company believes will provide superior returns. Such investments may include the acquisition of DeFi protocols, equity, debt or other securities of publicly traded or private companies or other entities. Effective January 19, 2021 and concurrent with the Company listing on the NEO and delisting from the TSXV, the Company transitioned to a single purpose company from an investment issuer, redeploying its assets and resources to be a single purpose DeFi company.

Three Year History

The following is a summary of the general development of the Company’s business over the three most recently completed financial years.

Investment Activities of the Company

On December 29, 2020, the Company announced that it has invested in a seed-round financing of $100,000 in Luxor Technology Corporation, an institutional hashrate marketplace.

On November 18, 2020, the Company announced that it had entered into a definitive agreement dated as of November 18, 2020 to acquire 49% of the issued and outstanding common shares of DeFi Holdings (the “Definitive Agreement”). Under the terms set out in the Definitive Agreement, the Company issued 20,000,000 common shares of the Company from treasury (the “Payment Shares”) to the shareholders of DeFi Holdings in exchange for a 49% of the total issued and outstanding common shares DeFi Holdings (the “Purchased Shares”) pro rata in proportion to their holdings of Purchased Shares. Pursuant to the Company’s press release dated October 6, 2020, the Payment Shares issued had a deemed value of $0.055 per Payment Share. The acquisition under the Definitive Agreement was completed on December 10, 2020.

On October 6, 2020, the Company announced that it has entered into a binding Letter of Intent (“LOI”) to acquire a 49% equity interest in DeFi Holdings. The LOI contemplated that the Company and DeFi Holdings would promptly negotiate and enter into a definitive agreement, together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI. In consideration for the acquisition, the Company shall upon closing issue 20,000,000 common shares of the Company at a deemed price of $0.055 per share to the shareholders of Defi in exchange for 49% of the common shares in the capital of Defi Holdings.

On September 11, 2020, the Company announced that it has entered into a royalty purchase agreement (the “Purchase Agreement”) with 2776234 Ontario Inc. (the “Purchaser”) to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”) (the “Transaction”). As consideration for the Royalties, the Company received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. Based on the Bank of Canada exchange rate of C$1.317 to US$1.00, the Company received total consideration valued at approximately C$3,000,000.

On October 5, 2018, the Company announced that further to the letter of intent entered into with Pinedale Springs LLC (“Pinedale”) on December 14, 2017 (the “Pinedale LOI”), management has decided not to proceed with the investment of USD$1.35 million to acquire 49% of Pinedale. Since entering into the Pinedale LOI, the Company has conducted thorough due diligence of Pinedale’s operations and financials. Although the Company believes in the potential of blockchain technology, the investment in Pinedale currently does not align with the Company’s strategic investment policies. Additionally, the Company entered into an amended and restated cooperation agreement (the “Amended and Restated Cooperation Agreement”) with GEAR Blockchain Inc. (“GEAR”) to amend and restate the cooperation agreement entered into on February 26, 2018. The Amended and Restated Cooperation Agreement clearly delineates that the Company’s obligations are to provide financial assistance to GEAR and to assist GEAR in identifying green energy projects to power its crypto-mining business. Under the Amended and Restated Cooperation Agreement, the Company shall not participate in any offering, distribution or sale of tokens of GEAR. Furthermore, any assistance from management of the Company to GEAR shall only be advisory in nature and non- binding. Pursuant to the Amended and Restated Cooperation Agreement, the Company had an option to be repaid in 10% of the tokens issued by GEAR. The Amended and Restated Cooperation Agreement expired on April 5, 2019 without the Company exercising such option to be repaid.

On April 12, 2018, the Company and GEAR announced the appointment of David Hartmann, and The SilverLogic, as the Technology and Development Lead for GEAR. As the CEO & Co-Founder of The SilverLogic (tsl.io), a Florida based software engineering company, David Hartmann has built and led multiple development teams, recently leading his team to three separate hackathon wins: Bitcoin Miami, eMerge Americas, and both the main prize as well as the Visa Challenge Prize at the Money20/20 hackathon.

On April 3, 2018, the Company and GEAR provided an updated on their respective business activities. With GEAR’s exploration in the opportunities for tokenizing green energy using blockchain, GEAR announced that it was exploring the route of launching an initial token offering (“ITO”) to help accelerate the funding and expansion of its green energy cryptocurrency mining network and renewables investment platform. GEAR had submitted a whitepaper for final review to a New York-based law firm. The law firm is an experienced legal advisor in the practice of investments, blockchain and token generation events such as Initial Coin Offerings and has vast experience in working on token sales under Regulation D, Regulation S and Regulation A, ensuring GEAR remains fully compliant with regulatory frameworks.

On March 1, 2018, the Company announced that it had entered into a partnership with GEAR, a privately held company focused on the energy-intensive cryptocurrency mining space (the “GEAR Transaction”). GEAR was working to launching its own token network via an initial coin offering (“ICO”) in Barbados. Pursuant to the agreement among the Company and GEAR dated February 26, 2018, the Company was to provide GEAR with management consulting services and up to US$2 million in cash to be used by GEAR for the launch of its ICO. the Company will not be issuing any shares to GEAR pursuant to the Transaction. As consideration for the Company’s financial and management support, the Company was to be issued 10% of the GEAR tokens issued pursuant to the proposed ICO. The term of the agreement was for one year.

On February 2, 2018, the Company provided an updated of recent activities. The Company’s latest investment was in Pinedale Springs LLC (“Pinedale”), a company that owns and operates a solar farm cryptocurrency data centre in Cary, North Carolina. As announced on December 14, 2017, the Company signed a letter of intent to invest US$1.35 million to acquire 49% in Pinedale (the “Transaction”) with the current management set to continue to build and expand the blockchain cryptocurrency facility. The Company was to be a minority investor and financial advisor to assist in the future growth of Pinedale.

Financing Activities

On November 16, 2020, the Company closed its previously announced non-brokered private placement financing of units (the “Nov 2020 Units”) for gross proceeds of $2,000,000 (the “Nov 2020 Offering”). Pursuant to the closing of the Nov 2020 Offering, the Company issued 20,000,000 Nov 2020 Units. Each Nov 2020 Unit consists of one Common Share and one common share purchase warrant (each, a “Nov 2020 Warrant”), entitling the holder to acquire one additional Common Share at an exercise price of $0.25 for a period of 24 months from issuance. If at any time after four months and one day from the closing date the common shares of the Company trade at $0.20 per common share or higher (on a volume weighted adjusted basis) for a period of 10 consecutive days, the Company will have the right to accelerate the expiry date of the Nov 2020 Warrants to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right.

On November 16, 2020, the Company also granted a total of 1,600,000 stock options to certain consultants of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant and may be exercised at a price of $0.09 per option for a period of five years from the date of grant.

On July 23, 2020, the Company announced that it had closed its previously announced non-brokered private placement financing of units (the “July 2020 Units”) for gross proceeds of $600,000 (the “Offering”). Pursuant to the closing of the Offering, the Company issued 20,000,000 July 2020 Units. Each July 2020 Unit consists of one Common Share and one half common share purchase warrant (each, a “July 2020 Warrant”), entitling the holder to acquire one additional Common Share at an exercise price of $0.05 for a period of 24 months from issuance. In connection with the closing of the Offering, the Company has paid aggregate finder’s fees of $3,150 in cash and 105,000 finder’s warrants (“Finder’s Warrants”) to certain finders. Each Finder Warrant will entitle the holder thereof to purchase one Common Share at a price of $0.05 for a period of 24 months from the date of the closing of the July 2020 Offering.

On February 14, 2020, the Company announced that it had terminated its previously announced $2 million private placement of units of the Company.

Management, Board and Advisory Board Appointments

On December 30, 2020, the Company announced that it had strengthened its advisory board with the addition of Chris Yeung, Head of Trading, Asia at BlockFi to its Advisory Board (as defined below).

On November 26, 2020, the Company announced that it had formed an advisory board (the “Advisory Board”) with Wouter Witvoet, Olivier Francois Roussy Newton and Trapp Lewis as its founding members. The Advisory Board will work with the Company and DeFi Holdings to identify and grow promising decentralized finance projects.

The Company also announced that Daniyal Baizak has been appointed President, Chief Executive Officer and a director of the Company. Mr. Baizak is a business consultant with considerable experience providing financial and strategic advice on investment, mergers and acquisitions and project management for a variety of private and public companies. Mr. Baizak holds a Bachelor of Commerce from Rotman School of Management, University of Toronto. Mr. Baizak replaced Fred Leigh, the former President, Chief Executive Officer and director of the Company.

On March 10, 2020, the Company announced that it had appointed Fred Leigh as President, Chief Executive Officer and a director of the Company. Mr. Leigh was previously the Chief Executive Officer and a director of the Company from 2016 to 2019. Mr. Leigh replaced James Lanthier, the former President, Chief Executive Officer and director of the Company.

On October 9, 2019, the Company announced that is had appointed James Lanthier as President, Chief Executive Officer and a director of the Company. Mr. Lanthier is a seasoned technology and media executive with a strong background in M&A and finance. His prior public company roles include CEO of Tangelo Games, as COO and a member of the founding management team of Mood Media, and COO / CFO of Fun Technologies, sold to Liberty Media. Mr. Lanthier has extensive capital markets and M&A experience and, additionally, has served as Non- Executive Director of a number of public companies. Mr. Lanthier replaces Fred Leigh, the former President, Chief Executive Officer and director of the Company.

On December 21, 2018, the Company announced that it had appointed Fred Leigh as Chief Executive Officer and a director of the Company. Mr. Leigh was previously the Chief Executive Officer and a director of the Company from 2016 to 2018. The Company also announced that it had appointed Kenny Choi as the Corporate Secretary of the Company. Mr. Choi is a corporate lawyer who works as a legal consultant to various TSX and TSX Venture listed companies in the mining and technology industries. He was previously an associate at a large Toronto corporate law firm, where he worked on a variety of corporate and commercial transactions. Mr. Choi studied at Western University, where he obtained a Juris Doctor from the Faculty of Law and an Honours Business Administration degree from the Ivey Business School. Mr. Leigh replaced Vikram Pathak, the former Chief Executive Officer and director of the Company, and Mr. Choi replaced Damian Lopez, the former Corporate Secretary of the Company.

On March 19, 2018, the Company and GEAR announced the appointment of Justin Wu as the blockchain growth advisor for GEAR. Justin Wu is recognized in the blockchain industry as a cryptocurrency expert and growth marketer. During his role as Head of Growth for CoinCircle, Mr. Wu generated over $33 million for UnikoinGold's crowdsale - firmly placing it as one of the top ICOs of 2017. Featured on The Wall Street Journal, Inc and Entrepreneur, Mr. Wu has used his expertise in growth marketing and crowdfunding to raise over $3 million in crowdfunding projects, build $1 million ARR in SaaS startups, and helped drive over 500,000 downloads in the Apple App store.

On March 14, 2018, the Company announced the appointment of Vikram Pathak as President and CEO. The Company also announced the appointment of William Steers to its Board of Directors. Mr. Steers has over 40 years of international business development and management experience. While resident in Rio de Janeiro, he was a Director and senior manager of Docas Investimentos, a Brazilian controlled investment group involved in real estate, ship building, telecoms and more recently, oil and gas. He is a partner at IMC Consultoria Representacao Com. Int. Ltda. that among other activities, successfully introduced IMAX to Brazil. Mr. Steers is an Independent Director of Brazilian oil and gas producer Petro Rio and Toronto based Lara Exploration Ltd. Formerly, Mr. Steers was Managing Partner at Weatherhaven Brasil (private manufacturer of temporary shelters). Mr. Steers holds an Honors BA from the Richard Ivey School of Business at Western University. The appointment of each of Mr. Pathak and Mr. Steers follows the resignation of Fred Leigh as the Company’s President and CEO and as a Director of the Company.

DESCRIPTION OF THE BUSINESS

General

The Company is a publicly listed issuer on the NEO Exchange trading under the symbol “DEFI”. The Company’s aims to maximize shareholder value by being one of the first publicly-traded companies to give public market investors access to the DeFi sector. The Company does so through four distinct business lines: DeFi ETNs, DeFi Treasury, DeFi Venture, DeFi Governance. As the barriers to accessing and securely participating in the DeFi sector remain high, the goal of the Company is to provide shareholders with a regulated entity for diversified exposure to the emerging space whilst obfuscating from investors the inherent complexities that go within managing such exposure.

DeFi ETNs

The Company, through its 20% ownership of Valour is developing Exchange Traded Notes (“ETNs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. By utilizing the existing infrastructure of Valour, the Company would be well positioned to launch single purpose ETNs and basket ETNs. ETNs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a DeFi protocol portfolio.Valour has demonstrated its expertise in developing ETN’s through its launch of Bitcoin Zero, a zero-commission exchange traded product listed on the Nordic Growth Market in December 2020.

DeFi Venture

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the DeFi ecosystem to build a diversified portfolio of DeFi assets. With respect to protocols, the Company has taken positions in SNX, AAVE, UNI, and YFI, amongst others. Each of the DeFi protocols were selected for their active and growing user bases, strong volumes on their platforms, leading investors, and continued growth in Total Value Locked (“TVL”). The platforms are market leaders in their respective use cases including borrowing and lending, decentralized exchanges, derivatives and asset management.

DeFi Treasury

Within DeFi Treasury, the Company is developing a product that can offer treasury services to corporates, treasury departments, venture-backed companies and more. In a negative yield environment, such clients face increased pressure to obtain yield on cash that sits on their balance sheets. The Company believes that DeFi presents a viable solution as stablecoins have provided yields of approximately 3-6% (depending on the market rates) and with minimized asset volatility risk. The Company believes this can be an attractive solution for many customers and seeks to develop this business line in the coming year.

DeFi Governance

The Company is also developing governance services and product within the DeFi ecosystem. The Company will use its expertise in DeFi to offer management of a node of decentralized protocols to create consensus within a network.

The Company’s has partnered with Shyft Network (“Shyft”) to openly implement node servers for Shyft’s decentralized network, with the intention of becoming one of the initial globally-distributed set of governance parties. Shyft is building the first of its kind identity layer for DeFi so that participants and transacting institutions can provide additional transparency by identifying both sides of a transaction instantaneously and securely.

In connection with running one of the consensus nodes, may be compensated for securing transactions on the Shyft Network as well as for providing governance services such as voting on code changes and other upgrades to the globally-decentralized network. As a publicly-traded company that is regulated, audited and is transparent as to its operations and finances to the public markets, the Company is uniquely suited to offer governance to decentralized networks.

Specialized Skill and Knowledge

The Company believes that its success is dependent on the performance of its management team and the ability of the Company to leverage the network of its management and Advisory Board. Management of the Company and its subsidiaries have extensive knowledge and understanding of evolving DeFi industry and have a strong track record of identifying sound investment opportunities and making prudent business decisions. In addition, the members of the Advisory Board have also been selected due to their wealth of experience in the DeFi Industry. The Company has adequate personnel with the specialized skills required to successfully carry out its operations.

Competitive Conditions

As the DeFi industry is an emerging industry, competition in the space is constantly evolving. With respect to trading and management of Defi protocols, the Company’s competitors range from established DeFi protocol trading companies to individual enthusiasts and investors. The Company also competes with other emerging companies in the DeFi industry and established mutual funds, investment funds, hedge funds, investment companies, management companies and other investment vehicles for investment opportunities. Many of these competitors have greater financial, technical and other resources than the Company. To compete, the Company depends on the knowledge, experience and network of business contacts of the management, directors and the Advisory Board of the Company. See “Risk Factors – Available Opportunities and Competition for Investment”.

Intangible Property

DeFi Holdings has filled a Canadian trademark for the name DeFi Holdings on September 28, 2020 with the following description: Software services, namely, platform as a service (PAAS) featuring a computer software platform that allows users access to blockchain-based applications; providing temporary use of online, non- downloadable computer software and application program interface for creating blockchain-based items and economies in applications; smart contract library services, namely, providing temporary use of online, non- downloadable software in the nature of smart contracts for virtual item minting, transfer, exchange and storage using tokens or cryptocurrencies.

Proprietary Software

The Company, through its subsidiary DeFi Holdings, has entered into an agreement with Neversink River Capital LLC (“Neversink”) to develop a suite and utilize their intellectual property for applications in the DeFi ecosystem. Neversink is a California investment company that leverages proprietary machine-learning technology to significantly outperform the digital asset market. Neversink works with institutional investors, family offices and foundations, offering participation in the upside of digital assets while managing downside risk. Neversink’s algorithms are designed with 30 years of experience in quantitative trading in equities and commodities and enhanced for the digital asset class. The partnership with Neversink permits the Company to manage downside risk, and as such, the termination of such agreement may increase the Company’s risk in managing its portfolio of DeFi protocols.

Employees

The Company does not have any employees and has approximately eleven consultants.

Regulations

As the DeFi industry is an emerging industry, the Company reviews regulatory developments in the DeFi industry on an ongoing basis. On January 4, 2021, the Office of the Comptroller of the Currency (the “OCC”) published a letter clarifying national banks’ and federal savings associations’ authority to participate in independent node verification networks and use stable coins to conduct payment activities and other bank-permissible functions. Additionally, the formation of DeFi Holdings (Bermuda) Ltd. was in response to discussions with the office of the Prime Minister of Bermuda, which has created a regulated environment for Bermuda domiciled companies to trade and invest in DeFi protocols under the Digital Asset Business Act. The Company anticipates ongoing dialogue with regulatory authorities to develop frameworks that will govern the DeFi industry.

RISK FACTORS

The Company’s business, operations, financial results and prospects are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects, should any such other events occur.

Risks Relating to the Business and Industry of the Company

Novel Coronavirus

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The full duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. The Company’s portfolio includes investments in businesses that seek to profit from testing, research and other activities related to COVID-19. It is uncertain for how long the COVID-19 pandemic will continue and whether the testing, research and other activities conducted by such businesses will prove to be profitable. Management is in the process of assessing the impact of COVID-19 on the Company’s investments that are unrelated to COVID-19.

Portfolio Exposure

Given the nature of the Company’s activities, the results of operations and financial condition of the Company are dependent upon the market value of the securities, DeFi protocols and ETNs that comprise the Company’s investment portfolio. Market value can be reflective of the actual or anticipated operating results of companies in the portfolio and/or the general market conditions that affect the mining, cannabis, technological and DeFi sectors. Various factors affecting the mining, cannabis, technological and DeFi sectors could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company’s investments are mostly in small-cap businesses that may never mature or generate adequate returns or may require a number of years to do so. Junior companies may never achieve commercial success. This may create an irregular pattern in the Company’s investment gains and revenues (if any) and an investment in the Company’s securities may only be suitable for investors who are prepared to hold their investment for a long period of time. Macro factors such as commodity prices, the growth and decline of disruptive technologies, including DeFi technologies, and global political and economic conditions could have an adverse effect on the mining, cannabis, technological and Defi sectors, thereby negatively affecting the Company’s portfolio of investments. Company-specific risks, such as the risks associated with emerging companies in the mining, cannabis, technological and DeFi sectors generally, could have an adverse effect on one or more of the investments in the portfolio at any point in time. Company-specific and industry-specific risks that materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results.

Concentration of Investments

Other than as described herein, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavorable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area. As at December 31, 2020, the Company’s investments, QuestCap Inc., Sulliden Mining Capital Inc., Silo Wellness Inc. (formerly Yukoterre Resources Inc.), Brazil Potash Corp., Flora Growth Corp., DeFi Holdings Inc., Electrum Streaming Inc. and Luxor Technologies Corporation represented approximately 90% of the Company’s total assets. As a result, the valuation of these investments and the overall financial condition of the Company as of December 31, 2020 depended entirely on the performance of these assets.

Private Issuers and Illiquid Securities

The Company invests in securities of private issuers. Securities of private issuers may be subject to trading restrictions, including hold periods, and there may not be any market for such securities. These limitations may impair the Company’s ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers are subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of the Company’s private company investments, or that the Company will otherwise be able to realize a return on such investments.

The value attributed to securities of private issuers will be the cost thereof, subject to adjustment in limited circumstances, and therefore may not reflect the amount for which they can actually be sold. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

The Company may also invest in illiquid securities of public issuers. A considerable period of time may elapse between the time a decision is made to sell such securities and the time the Company is able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that the Company will be unable to realize its investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, the Company may be prohibited by contract or by law from selling such securities for a period of time or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate.

The Company may also make direct investments in publicly traded securities that have low trading volumes. Accordingly, it may be difficult to make trades in these securities without adversely affecting the price of such securities.

DeFi Regulatory Risks

As the DeFi ecosystem has grown in both popularity and market size, governments around the world have reacted differently to the DeFi ecosystem and DeFi protocols with certain governments restricting access while others have allowed their use and trade. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate.

The effect of any future regulatory change on the Company or any DeFi protocols that the Company may acquire or develope is impossible to predict, but such change could be substantial and adverse to the Company. Governments may in the future curtail or outlaw, the acquisition, use or redemption of DeFi protocols. Ownership of, holding or trading in DeFi protocols may then be considered illegal and subject to sanction. Governments may in the future take regulatory actions that may increase the cost and/or subject companies in the DeFi industry to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade DeFi protocols or to exchange Defi protocols for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of the Company. Such a restriction could result in the Company liquidating its portfolio at unfavorable prices and may adversely affect the Company’s shareholders.

DeFi Protocol Volatility Risk

The profitability of the Company’s operations will be significantly affected by changes in prices of DeFi protocols. DeFi protocol prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company’s control, including use of such protocols in the DeFi industry, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If DeFi protocol prices should decline and remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue activities. The Company has partnered with Neversink to develop propriety software to mitigate such volatility risks with respect to the Company’s DeFi portfolio.

Cash Flow, Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities and proceeds from the disposition of investments and DeFi protocols. The availability of these sources of income and the amounts generated from these sources depend upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to the Company, or if the value of its investments decline, resulting in losses upon disposition.

Dependence on Management Personnel

The Company is dependent upon the efforts, skill and business contacts of key members of management, the Board and the Advisory Board, for among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals who are not obligated to remain consultants to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow existing assets and raise additional funds in the future.

Sensitivity to Macro-Economic Conditions

Due to the Company’s focus on mining, cannabis, technology and DeFi industries, the success of the Company’s investments is interconnected to the commodity prices and growth of disruptive technologies. The Company may be adversely affected by the falling share prices of the securities of investee companies, as the trading price for the Common Shares may reflect the estimated aggregate value of the Company’s portfolio of investments. The participation and involvement of the Company’s representatives with investee companies, the related demand on their time and the capital resources required of the Company may be expected to increase in the event of any weaknesses in the macro-economic conditions affecting its investee companies, as it would be expected that the Company would be required to expend increased time and efforts reviewing strategic alternatives, advising investee companies and possibly assisting investee companies to attract any funding required. The factors affecting current macro-economic conditions are beyond the control of the Company.

Trading Price of Common Shares Relative to Net Asset Value

The Company is neither a mutual fund nor an investment fund and due to the nature of its business its investment strategy and the composition of its investment portfolio, the market price of its Common Shares, at any time, may vary significantly from the Company’s estimated net asset value per Common Share. This risk is separate and distinct from the risk that the market price of the Common Shares may decrease.

Available Opportunities and Competition for Investments

The success of the Company’s investment operations will depend upon: (i) the availability of appropriate investment opportunities; (ii) the Company’s ability to identify, select, acquire, grow and exit those investments; and (iii) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, may be better capitalized, have more personnel, have a longer operating history and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of attractive investments.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of the companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the mining, cannabis, technological and DeFi industries and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments.

Additional Financing Requirements

The Company anticipates ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available on acceptable terms, at an acceptable level or at all. Any additional equity financing may cause shareholders to experience dilution, and any debt financing would result in interest expense and possible restrictions on the Company’s operations or ability to incur additional debt. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability to grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the Company’s securities will earn any positive return in the short term or long term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments. In addition, past performance provides no assurance of future success.

Management of the Company’s Growth

Significant growth in the business, as a result of acquisitions or otherwise, could place a strain on the Company’s managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company’s technical, administrative and financial controls and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase costs, which could have a materially adverse effect on the Company’s operating results and overall performance.

Due Diligence

The due diligence process undertaken by the Company in connection with investment opportunities may not reveal all facts that may be relevant in connection with the investments. Before making investments, the Company conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company relies on resources available including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence process that is carried out with respect to investment opportunities may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Exchange Rate Fluctuations

A significant portion of the Company’s investment portfolio could be invested in United States dollar denominated investments or other foreign currencies. Changes in the value of the foreign currencies in which the Company’s investments are denominated could have a negative impact on the ultimate return on its investments and overall financial performance.

Non-controlling Interests

The Company’s investments include debt instruments and equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities directly from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which the Company does not agree or that the majority stakeholders or the management of the investee company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the value of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Changes in Legislation and Regulatory Risk

There can be no assurance that laws applicable to the Company or the businesses in which the Company invests, including securities legislation, will not be changed in a manner which adversely affects the Company. If such laws change, such changes could have a negative effect upon the value of the Company and upon investment opportunities available to the Company.

Risks Relating to the Financial Condition of the Company

Limited Operating History as a DeFi Company

The Company announced its focus in the DeFi industry on January 19, 2021. The Company’s limited operating history and the lack of meaningful historical financial data makes it difficult to fully evaluate the Company’s prospects. To the extent that the Company is able to execute its business plan, its business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. Investment in the securities of the Company is highly speculative given the nature of the Company’s business.

The Company’s success will depend on many factors, including some which may be beyond its control or which cannot be accounted for at this time, such as the market’s acceptance of the products of its investee companies, the emergence of potential competitors, and changes in economic conditions. For the reasons discussed in this section and elsewhere in this AIF, it is possible that the Company may not generate revenues or profits in the foreseeable future or at all.

No History of Operating Revenue and Cash Flow

The Company is dependent on financings and future cash flows to meet its obligations. The future performance of the business and the ability of the Company’s subsidiaries to provide the Company with payments may be constrained by factors such as, among others: success of the Company’s corporate strategy, economic downturns; technological and regulatory changes; the cash flows generated by operations, investment activities and financing activities; and the level of taxation, particularly corporate profits and withholding taxes. If the Company is unable to generate sufficient cash from operations, the Company may be required to incur indebtedness, raise funds in a public or private equity or debt offering, or sell some or all of its assets. There can be no assurance that any such financing will be available on satisfactory terms or that it will be sufficient.

The Company may be subject to limitations on the repatriation of earnings in each of the countries where the Company, including its investee companies, do business. In particular, there may be significant withholding taxes applicable to the repatriation of funds from foreign countries to Canada. There can be no assurance that changes in regulations, including tax treaties, in and among the relevant countries where the Company or its investee companies do business will not take place, and if such changes occur, they may adversely impact the Company’s ability to receive sufficient cash payments from its subsidiaries.

Insufficient Cash Flow and Funds in Reserve

The Company’s cash flow and funds in reserve may not be sufficient to fund its ongoing activities at all times and from time to time and it may require additional financing in order to carry out its activities. In addition, the Company may incur major unanticipated liabilities or expenses. Although the Company has been successful in the past in financing its activities, there can be no assurance that the Company will be able to obtain additional financing on commercially acceptable terms. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of Company. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, the Company’s access to additional financing may be affected. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. Due to uncertainty in the capital markets, the Company may from time to time have restricted access to capital and increased borrowing costs. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and prospects may be affected materially and adversely as a result.

Access to Capital

The Company and its investee companies, along with all other companies, may face reduced cash flow and restricted access to capital if the global economic situation deteriorates. A prolonged period of adverse market conditions may impede the Company’s ability to grow and complete additional acquisitions, if desired. In addition, a prolonged period of adverse market conditions may impede the Company’s ability to service any of its loans or arrange alternative financing when the existing loans become due. In each case, the Company’s business, financial condition, results of operations and prospects would be adversely affected.

Conflicts of Interest may Arise

Certain current or future directors and officers of the Company and its subsidiaries may be shareholders, directors and officers of other companies that may operate in the same sectors as the Company. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in such conflict is required under the applicable corporate laws to disclose his or her interest and to abstain from voting on such matter.

Risks Relating to the Common Shares

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company’s results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company’s control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares.

Shareholders’ Interest in the Company may be Diluted in the Future

If the Company raises additional funding by issuing additional equity securities, or securities convertible into equity, such financing may substantially dilute the interests of shareholders.

The Company has Never Paid Dividends and may not do so in the Foreseeable Future

The Company has never paid cash dividends on its Common Shares. Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future. See “Dividends”.

DIVIDENDS

The Company has not paid any dividends since its incorporation. Any determination to pay any future dividends will be at the discretion of the Board and will be made based on the Company’s financial condition and other factors deemed relevant by the Board. There are currently no restrictions on the ability of the Company to pay dividends except as set out under the OBCA.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares without par value. The holders of Common Shares are entitled to dividends, subject to the rights of holders of any other class of shares of the Company, if, as and when declared by the Board. The holders of Common Shares are also entitled to one vote per Common Share at meetings of the shareholders of the Company and, subject to the rights of holders of any other class of shares of the Company, to share, on a pro rata basis with the other holders of Common Shares, the net assets of the Company, upon liquidation, dissolution or winding up of the Company. The Common Shares are not subject to call or assessment nor do they carry any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

As of the date hereof, 154,227,861 Common Shares are issued and outstanding.

As of the date hereof, the Company also has 8,923,600 options and 28,178,323 warrants issued and outstanding. See the notes to the Company’s audited financial statements for the year ended December 31, 2020 for additional information regarding the Company’s convertible securities.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the NEO Exchange under the symbol “DEFI” following the uplisting of the Common Shares on January 19, 2021. Previously, the Common Shares were listed and posted for trading on the TSX Venture Exchange under the symbol “RM.V”. The following table sets forth, on a monthly basis, the reported high and low sale prices (which are not necessarily closing prices) and the aggregate volume of trading of the Common Shares on the TSX Venture Exchange during the financial year ended December 31, 2020.

Date	High ($)	Low ($)	Volume
January 2020	0.04	0.03	6,995
February 2020	0.03	0.03	274
March 2020	0.03	0.02	41,214
April 2020	0.05	0.03	20,552
May 2020	0.04	0.03	16,420
June 2020	0.04	0.03	56,923
July 2020	0.06	0.04	14,882
August 2020	0.08	0.06	8,865
September 2020	0.07	0.06	4,762
October 2020	0.21	0.06	410,819
November 2020	0.29	0.08	584,045
December 2020	0.66	0.23	869,521

Prior Sales

During the financial year ended December 31, 2020, with respect to each class of securities of the Company that is outstanding as of the date of this AIF and not listed or quoted on a marketplace, the Company issued the following securities:

Date of Issuance	Security	Number of Securities Issued	Exercise Price Per Security ($)
June 26, 2020	Warrants	10,000,000	0.05
June 26, 2020	Warrants	105.000	0.05
November 13, 2022	Warrants	20,000,000	0.25
November 16, 2020	Options	1,600,000	0.09
Date of Issuance	Security	Number of Securities Issued	Exercise Price Per Security ($)
November 18, 2020	Options	750,000	0.18
December 21, 2020	Options	1,750,000	0.35

ESCROWED SECURITIES

To the Company’s knowledge, no securities of the Company are held in escrow or that are subject to a contractual restriction.

DIRECTORS AND OFFICERS

The following table sets forth for each director and executive officer of the Company, each such individual’s name, province or state and country of residence, position(s) held with the Company, principal occupation(s) for the last five years, if currently a director, period(s) during which such individual has served as a director of the Company, and the number and percentage of issued and outstanding Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such individual (for avoidance of doubt, excluding any convertible securities in the capital of the Company held by such individual). The statements as to principal occupation(s) for the last five years of, and the number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by, the directors and executive officers of the Company are in each instance based upon information furnished by the individuals concerned. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name, Province/State and Country of Residence and Position(s) with the Company	Principal Occupation(s) for the Last Five Years	Period(s) Served as a Director	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Common Shares Beneficially Owned or Controlled or Directed
Wouter Witvoet Ontario, Canada Chief Executive Officer	Chief Executive Officer since February 16, 2021	N/A	14,049,166	9.5%
	Chief Executive Officer of SecFi from February 2017 to January 2021
Ryan Ptolemy Ontario, Canada Chief Financial Officer	Chief Financial Officer since October 5, 2009 Chief financial officer for various publicly listed companies on the TSX, the TSXV and the CSE since 2009.	N/A	0	0.0%
Kenny Choi Ontario, Canada Corporate Secretary	Corporate Secretary since December 21, 2018. Corporate securities lawyer for various publicly-listed companies on the CSE, TSX and the TSXV since June 2018. Associate at Davies Ward Phillips & Vineberg LLP from May 2013 to November 2019.	N/A	186,701	0.1%
Tito Ghandi(1)(2) Ontario, Canada Director	Chief Financial Officer of Busys.ca	Since August 11, 2016	0	0.0%

Name, Province/State and Country of Residence and Position(s) with the Company	Principal Occupation(s) for the Last Five Years	Period(s) Served as a Director	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Common Shares Beneficially Owned or Controlled or Directed
William C. Steers(1)(2) Ontario, Canada Director	Managing partner at IMC Consultoria Representacao Com. Int. Ltda	Since March 14, 2018	0	0.0%

Director of Indústrias Verolme-Ishibras S.A. (private manufacturer and repairer of ships, vessels, and off-shore platforms for oil exploration and production) and Docas Investimentos S.A. (private investment company).

Bernie Wilson(1) (2) Ontario, Canada Director	Corporate Director and former Vice Chairman of PwC , Canada	Since January 19, 2021	0	0
Daniyal Baizak Ontario, Canada Director	Former Chief Executive Officer of the Company Vice-President, Corporate Development of African Gold Group, Inc. since August 15, 2019	Since September 11, 2020	100,000	0.1%
	Investment analyst from September 2017 to August 2019
Notes:
(1)	Member of the Corporation’s audit committee.
(2)	Independent director

As of the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 14,335,867 Common Shares, representing 9.6% of the total issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date hereof, or has been, within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)
was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

As at the date hereof, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter in accordance with the OBCA. In appropriate cases, the Company will establish a special committee of independent non-executive directors to review a matter in which one or more directors or officers may have a conflict.

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or a subsidiary of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

PROMOTER

The Company does not have a promoter.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company has not been since, and was not during, the financial year ended December 31, 2020 a party to any legal proceedings, nor has any of its property been since nor was any of its property during the financial year ended December 31, 2020 subject of any legal proceedings. As at the date hereof, no such legal proceedings are known by the Company to be contemplated, except a former consultant of the Company, Asset Strategy Corp., has filed a statement of claim in the Ontario Superior Court of Justice seeking approximately $450,000 for fees owed plus interest (Court File No. CV-15-526404). The Company is currently reviewing its options with regards to this action.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority since or during the financial year ended December 31, 2020, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority since or during the financial year ended December 31, 2020.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust, at its offices in Toronto, Ontario located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

MATERIAL CONTRACTS

The Company has no material contracts, other than contracts entered into in the ordinary course of business of the Company as an investment issuer.

INTERESTS OF EXPERTS

The Company’s external auditor for the financial year ended December 31, 2020 was McGovern Hurley LLP. McGovern Hurley LLP has advised the Company that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR at www.sedar.com and at www.aequitasneo.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular dated January 29, 2021 prepared in connection with the Company’s annual and special meeting of shareholders held on February 26, 2021.

Additional financial information is provided in the Company’s annual consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2020, both of which are available under the Company’s profile on SEDAR at www.sedar.com and at www.aequitasneo.com.